UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

May 20, 2004

Ms. Laurie Ohotto
Vice President
Wells Fargo Investments, LLC
625 Marquette Avenue N9311-123
Minneapolis, MN 55479

Re: Application to Establish an Omnibus Account

Dear Ms. Ohotto:

We have received your letter dated March 12, 2004, in which you request on behalf of Wells Fargo Investments, LLC ("Applicant") that an omnibus account be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. On or about July 26, 2004, the Applicant will begin clearing the customer accounts of Western Securities Clearing Corp. which currently clears its customer accounts through Bear Stearns ("Delivering Firm"). Each account will become established on the books and records of the Applicant with corresponding securities positions being recorded as "short" in an omnibus account at the Delivering Firm. The positions will be transferred from the Delivering Firm to the Applicant, and the omnibus account gradually will be reduced and eliminated.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1) the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2) the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

(3) the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4) the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location will retain such designation only for a period of thirty business days from the date it was entered on the Applicant's books and records. At the expiration of thirty business days, the customer securities which have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

It should be noted that the above requirements for having an omnibus account designated as a control location are applicable only to securities which the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Thomas K. McGowan
Assistant Director

cc: Melissa Richardson, NYSE

TKM/sds

WELLS FARGO INVESTMENTS

Private Client Services
608 Second Avenue South
Northstar East Building
Minneapolis, MN 55402

Sheila
Dufrul

March 12, 2004

Mr. Thomas K. McGowan
U.S. Securities and Exchange Commission
Division of Market Regulation
450 Fifth Street NW
Washington, D.C. 20549

Dear Mr. McGowan:

Western Securities Clearing Corp (WSCC) a brokerage firm headquartered in San Diego, California, is in the process of completing the conversion of the fully disclosed customer accounts of WSCC from Bear Stearns to Wells Fargo Investments, LLC (WFI). The conversion will result in the transfer of Bear Stearns's brokerage accounts to a platform operated by WFI. WFI is a wholly owned brokerage subsidiary of Wells Fargo Investments Group, Inc. and is headquartered in San Francisco, California. This conversion is expected to occur on July 26, 2004 at which time WFI will assume responsibility for these accounts with regard to SEC Rule 15c3-3.

As part of the conversion, WFI intends to establish "omnibus" accounts on its books and records to reflect all of the customers' securities during the period these securities and money balances are moved. With regard to the omnibus accounts, WFI agrees that:

• The customer accounts which are transferred will reflect all securities positions and money balances with the contra-side being the omnibus account;

• For all accounts transferred, all securities and money balances outstanding during the transfer process will be reflected as due from Bear Stearns; and

• WFI will assume the responsibility to clear these securities positions and money balances in the customers' accounts.

In addition, WFI has obtained written assurance from Bear Stearns's management that their firm will promptly deliver securities to WFI and that they will treat the omnibus account on Bear Stearns's books and records as a customer account and the customer securities maintained in the account as fully-paid securities.

Based on these representations, WFI requests that the Commission designate the omnibus accounts as adequate control locations under the provisions of subparagraph (c)(7) of SEC Rule 15c3-3 for a period of 30 business days after the omnibus accounts are posted on WFI's book's and records.

If you have any questions regarding this application, please contact me at 612-667-9566. Thank you for your assistance in handling this matter.

Sincerely,

Laurie Ohotto

Laurie Ohotto
Vice President
Wells Fargo Investments, LLC
625 Marquette Avenue N9311-123
Minneapolis, MN 55479